







INVEST IN **VENUE BY XCINEX**

Your at-home ticket to premium entertainment experiences

VENUE

xcinex.com San Francisco CA

Technology | Retail | Entertainment | Media | Lifestyle

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Our streaming player and app has a TAM of $80B+ from movies, concerts, sports + live events.
2. Global IP secured - Patents issued in the US (x2), South Korea, Canada, and Israel.
3. Highly experienced core team - execs from Warner Bros., Sony, Paramount, VIZIO, CBS, and Universal.
4. Huge data potential. Platform & device enables advanced data analytics including viewer count.

Our Team

Cihan Fuat Atkin Founder & CEO

> We want to solve big underlying problems in the industry and bring convenient access to ticketed content for everyone. We care because we have a passion for storytelling and how it shapes the fabric of our global society.



Don Tannenbaum Co-Founder & EVP, Studio Relations



James Garcia CTO & COO

SEE MORE

On-demand everything is here: groceries, clothing, medications, cars, and more are now delivered directly to your home. Why not ticketed experiences?

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VENUE is a next-generation streaming technology that combines convenience and access to bring ticketed experiences to your home, on-demand.

There's been no innovation in the ticketed entertainment industry for over 100 years. Aside from the price of concessions, not much in the industry has fundamentally changed.

This includes:

- Films playing in theaters
- Live concerts
- Broadway, musicals, etc.

And much more.

We've built VENUE to disrupt a stagnant industry. We're reinventing the movie theater and live venue with AI and Machine Vision and bringing these ticketed experiences and more directly to your home.

VENUE means convenience, access, and privacy when enjoying the content we love.

The Problem(s)

Millions of people around the world simply desire greater convenience and choice in their entertainment. Many are disenfranchised when they find it difficult or cumbersome to get to a live event or movie theater. There are tens of millions who fall into this category.

- People with disabilities

- The elderly

- Rural consumers

- Parents

- College students

Why should your physical location or ability to travel dictate your access to experience new and exciting content?

Even if you can travel to a physical location, limitations still exist that can prevent you from enjoying the content you want.

These include:

- Limited seating, screens, showtimes

- Sold-out venues

- The "added cost" of exhibition (gas, parking, babysitters)

That's why we're inventing VENUE. It's 2021, but we still can't watch a new movie playing in theaters or a live event in our house. COVID has made us realize that there has to be another way. Consumers want on-demand convenience, but exhibition hasn't followed suit.

VENUE is here to disrupt the old systems and make ticketed experiences direct-to-consumer.

Patents

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Market Opportunity

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Our Flexible Product Offering

We have a flexible product offering- VENUEx, VENUE Lite and VENUE App.

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Summary

Storytelling defines our lives, cultures, and beliefs. In a world without boundaries and limitations, VENUE makes everyone's voice count. When I first immigrated to America as a child I missed out on the stories representing my roots. With the world as connected as we now are, we shouldn't be physically limited by the stories we can consume. What about the voices and stories that we could learn and experience from all around the world?

VENUE represents nearly limitless possibilities for content creators of all sizes. From major tentpole releases to independent content creators, our partners will utilize VENUE to distribute their content on our platform and maximize revenue and exposure via home ticketing. We envision in our roadmap many possibilities for a VENUE university, other avenues to grow profit- from subscriptions, and more.

Thank you on behalf of the entire XCINEX team!

Images/logos used for placement purposes only*